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SEC FILE NUMBER
8-65488

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FPCG, LLC d/b/a FocusPoint Private Capital Group

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

712 FIFTH AVENUE, 8TH FLOOR, SUITE 008A
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Wychozowycz	212-887-1152	mwychoz@fpcgllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

180 Park Avenue, Suite 200	Florham Park	NJ	07932
(Address)	(City)	(State)	(Zip Code)

November 2, 2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, David Conrod, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FPCG, LLC d/b/a FocusPoint Private Capital Group, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CAROL A. SCALI
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Kings County
01SC5067921
MY COMMISSION EXPIRES 01.08.2027

Signature: [signature]

Title:
CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FPCG, LLC
(d/b/a FocusPoint Private Capital Group)

Statement of Financial Condition
December 31, 2023

FPCG, LLC (d/b/a FocusPoint Private Capital Group)
Index
December 31, 2023



Citrin Cooperman & Company, LLP
Certified Public Accountants

180 Park Avenue, Suite 200
Florham Park, NJ 07932
T 973.218.0500 **F** 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
FPCG, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FPCG, LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of FPCG, LLC as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of FPCG, LLC's management. Our responsibility is to express an opinion on FPCG, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to FPCG, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as FPCG, LLC's auditor since 2014.
Florham Park, New Jersey
April 1, 2024

FPCG, LLC (d/b/a FocusPoint Private Capital Group)
Statement of Financial Condition
December 31, 2023

Assets

Cash	$	2,665,631
Fees receivable		4,758,375
Prepaid expense and other assets		248,383
Letter of credit		135,460
Due from parent		701,188
Due from affiliates		94,728
Right of use asset - operating		538,682
Total assets	$	9,142,447

Liabilities and Member's Equity

Liabilities		
Accrued commissions payable	$	387,593
Accounts payable and accrued expenses		217,923
Due to parent		31,044
Due to affiliates		665
Operating lease liability		554,674
Total liabilities		1,191,899
Member's equity		7,950,548
Total liabilities and member's equity	$	9,142,447

See accompanying notes to financial statement.

FPCG, LLC (d/b/a FocusPoint Private Capital Group)
Notes to Financial Statement
December 31, 2023

1. Organization

FPCG, LLC (d/b/a FocusPoint Private Capital Group) (the "Company") was formed for the purpose of providing services on behalf of clients for the purchase and/or sale of securities in private placements. The Company is a limited liability company established in the state of Washington on April 16, 2002. On November 8, 2002, the Financial Industry Regulatory Authority, Inc. ("FINRA") approved the registration of the Company. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is a wholly-owned subsidiary of FPCG Holding SPV, LLC ("FPCG Holding" or the "Parent".) The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 17a-5(d)(4) of the Securities Exchange Act of 1934.

On November 13, 2023, FPCG, LLC entered into a joinder agreement whereby the Company was acquired by FPCG Holding through a contribution agreement from LANDC Investment LLC ("LANDC" or the "Prior Parent"). On October 16, 2023, the Company received correspondence from FINRA noting that the Company's continuing member application is substantially complete, which was originally submitted in August 2023. Currently, FINRA regulatory review of the continuing member application is still on going through the date of this report.

2. Summary of Significant Accounting Policies

Cash
Cash represents funds on deposit which at times may exceed federally insured limits. The Company has not experienced any losses and does not believe it is exposed to any significant credit risk with respect to its financial institution.

Basis of Presentation
The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of this financial statement is in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Fees Receivable
Fees receivable are stated at their net realizable value, which represent the account balance less an allowance for balances not fully collectible. The Company's policy for providing an allowance for credit losses on its fees receivable is based on management's best estimate of amounts that will be uncollectible primarily based on the Company's historical experience of collections with its clients and other events that may affect the net realizable value of receivables. The Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. After reasonable collection efforts are made, outstanding balances are written off through a charge to the valuation allowance and a credit to accounts receivable.

Financial Instruments – Credit Losses
Financial Account Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 326, *Financial Instruments – Credit Lo*sses requires a credit loss methodology, Current Expected Credit

2.   Summary of Significant Accounting Policies (Continued)

Financial Instruments – Credit Losses (Continued)
Losses ("CECL"), which dictates the recognition of credit losses, while also providing transparency about credit risk.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held to maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current U.S. GAAP, which generally require that a loss be incurred before it is recognized.

For financial assets measured at amortized cost (e.g., cash and fees receivable), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses. At December 31, 2023, there were no allowance for credit losses.

Right of Use Assets and Lease Liabilities
The Company recognizes its leases in accordance with ASC Topic 842, Leases ("ASC 842"). The guidance increases transparency by requiring the recognition of Right of use (ROU) assets and lease liabilities on the statement of financial condition.

In applying ASC 842, the Company made an accounting policy election not to recognize the ROU assets and lease liabilities relating to short-term leases that have a lease term of 12 months or less at the lease inception, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

ROU assets represent the Company's right of use of the underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. As the Company's lease does not provide an implicit rate and the implicit rate is not readily determinable, the Company uses the risk-free discount rate at the commencement date in determining the present value of lease payments.

The present value of the lease payments was determined using a 5.00% incremental borrowing rate. ROU assets also exclude lease incentives. ROU assets and liabilities are recognized at the commencement date of an arrangement based on the present value of lease payments over the lease term. Lease expense for the Company's operating lease payments is recognized on a straight-line basis over the lease term.

Income Taxes
The Company is a limited liability company and is treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") and state tax laws provide that any income or loss is passed through to the Parent for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company's assets, liabilities, and items of income, deduction and credit are combined with and included in the income tax returns of the Parent.

2.   Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)
The Parent is subject to the New York City unincorporated business tax. In accordance with the intercompany tax policy, the Company pays to or receives from the Parent amounts equivalent to the New York City tax charges based on separate company taxable income or loss.

At December 31, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. As of December 31, 2023, the tax years that remain subject to examination by the federal, state, local and foreign tax jurisdictions under statute of limitations are 2020 and forward (with limited exceptions).

Revenue Recognition
Placement fees are recorded when earned, which is generally at the time a transaction is completed, unless a contractual arrangement provides for a fee in the absence of closing. Reimbursable expenses allowed under the terms of service agreements are included in "Prepaid expense and other assets" in the accompanying statement of financial condition.

Revenue from Contracts with Customers
Revenue from contracts with customers primarily is comprised of placement fees from the sale of private funds. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied to uncertain future events. The Company enters into arrangements with investment managers to distribute private investment funds managed by such firms. The Company generally receives fees paid over time as the percentage of capital raised or of the management fees and carried interest distributed to the investment manager, in all cases with respect to investments sold by the Company. The Company believes that its performance obligation is the subscription by investors into these funds and, as such, its obligation is fulfilled upon acceptance of capital or capital commitments by Private Equity Funds, Hedge Funds or registered funds.

Any fixed amounts, such as placement fees calculated with respect to the value of committed capital, are recognized at the applicable fund's closing. Any variable amounts are recognized to the extent that it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the fund at future investment points in time as well as the length the investor remains in the fund, or, in certain cases, the duration of the fund (all of which are highly susceptible to factors outside the Company's influence), the Company does not believe that it can overcome this constraint until the market value of the fund, the investor activities and, in certain cases, the duration of the fund are known. Such uncertainties are generally resolved on a quarterly basis for management fees and an annual basis for carried interest all in arrears. Accordingly, in such instances, placement fees are recognized in the current period are related to performance obligations that have been satisfied in prior periods.

Costs to Obtain or Fulfill a Contract with a Customer
The Company generally does not incur costs to obtain contracts with customers other than commission expense. The Company incurs commission expense to fulfill contracts with its customers. Commission expense represents commissions that the Company is obligated to pay to

2.   Summary of Significant Accounting Policies (Continued)

Costs to Obtain or Fulfill a Contract with a Customer (Continued)
broker/dealers and certain non-employee registered representatives pursuant to contractual agreements. Commissions for registered representatives who are employed by the Company are generally paid on a similar basis to the related placement fees received by the Company. The Company records expense and a liability for the costs to fulfill such contracts on a similar basis as it records the related revenue and asset such that the timing of recording the expense and liability match that of the revenue and asset.

3.   Concentrations

The Company maintains its cash accounts at two financial institutions. Amounts held in a single account may at times exceed the insurance limit established by the Federal Deposit Insurance Corporation ("FDIC") of $250,000 per financial institution.

The Company transacts business with a limited number of parties. Two customers accounted for approximately 82% of total accounts receivable on December 31, 2023.

4.   Commitments and Contingencies

Leases
The Company has a non-cancelable lease for office space in New York through May 2025. The Company classified this lease as an operating lease. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants.

Amounts reported in the statement of financial condition as of December 31, 2023 were as Operating leases:

Right of use asset - operating	$ 538,682
Operating lease liability	$ 554,674
(computed using a weighted average discount rate of 5%)	

Maturities of lease liabilities as of December 31, 2023, are as follows:

	Operating
Fiscal Year Ending December:	Lease
2024	$ 406,380
2025	169,325
Net minimum lease payments	575,705
Less: imputed interest	(21,031)
Present value of lease liabilities	$ 554,674

Supplemental cash flow information related to leases was as follows:

FPCG, LLC (d/b/a FocusPoint Private Capital Group)
Notes to Financial Statement
December 31, 2023

4.   Commitments and Contingencies (Continued)

Leases (Continued)

Cash paid for amounts included in the measurement
of lease liabilities:

Operating cash flows from operating lease	$ 372,515

Average lease term and discount rate were
as follows:

Weighted-average remaining lease term (in months)	
Operating lease	17
Weighted-average discount rate (%)	
Operating lease	5

Letter of Credit

The Company has deposited with its sublandlord a one-year letter of credit in the amount of $135,460 with automatic annual renewals as security for the Company's leased office space in New York. The letter of credit can be drawn by the lessor in the event the Company defaults in making its monthly rent payments. The letter of credit is secured by an 18-month certificate of deposit amounting to $135,460 which is reflected as letter of credit on the accompanying statement of financial condition.

Litigation Contingencies

From time to time, the Company and its affiliates may be named as a defendant in various lawsuits or proceedings. At the current time, except as set forth below, the Company is unaware of any legal proceedings pending against the Company. The Company intends to contest all litigation and contingencies, as well as pursue all sources for contributions to settlements.

In September 2023, the Company entered into a settlement agreement and resolved any and all disagreements and disputes with a former customer. The confidential settlement agreement between the former customer and the Company was fully executed in November 2023.

5.   Related Parties

The Company had a shared services agreement with the Prior Parent dated May 5, 2022. Pursuant to the agreement the Prior Parent would provide the following services to the Company: Accounting/Finance, Operations, Tax, Human Resources, Compliance, IT assistance, Project Management, Business Development, Administrative and Secretarial. The fee for services would equal the current compensation of the Prior Parent employees who during the period predominantly performed services for the Company.

For the year ended December 31, 2023, the Company received approximately $5,200,000 in capital contributions relating to restructuring from FPCG Holding.

As of December 31, 2023, the Company had a receivable of $701,188 due from parent and a payable of $31,044 due to the parent. The Company had a receivable of $94,728 due from affiliates and a

5.   Related Parties (Continued)

payable of $665 due to the affiliates which is included in the accompanying statement of financial condition.

6.   Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $ $2,209,542 which exceeded the required net capital minimum by $ $2,168,368.

7.   Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2023 through April 1, 2024, the date of the filing of this report, and has determined that there have been no material subsequent events that occurred during the period that would require recognition or disclosure on this financial statement.